

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2024

Will McAllister
ETF Counsel
Invesco DB Commodity Index Tracking Fund
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

> **Re: Invesco DB Commodity Index Tracking Fund**
> **Registration Statement on Form S-3**
> **Filed June 28, 2024**
> **File No. 333-280601**

Dear Will McAllister:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Stanton at 202-551-2197 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Erin Martin